UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2006
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
ITEM. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars, except per share data)

	Nine months ended September 30,
	2005	2006
Revenue:
License and research revenue	$15,141	$14,677
Product sales and services	1,408	19
Other revenues	788	542

Total revenue	17,337	15,238

Costs and expenses:
Cost of products and services sold	(2,000)	(4,895)
Research and development	(37,582)	(27,911)
Selling, general and administrative	(7,433)	(12,804)

Total	(47,015)	(45,610)

Profit (loss) from operations	(29,678)	(30,372)

Interest income, net	3,214	1,364
Foreign exchange gain (loss)	335	(403)
Other income	5,300	101

Income (loss) before income taxes	(20,829)	(29,310)
Income tax expense	(100)	(34)

Net income (loss)	($20,929)	($29,344)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.89)	($1.23)
Diluted earnings (loss) per share	($0.89)	($1.23)

Weighted average number of shares outstanding (in thousands) :

Basic	23,640	23,768
Diluted	23,640	23,768
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
ITEM. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars, except per share data)

	Three months ended September 30,
	2005	2006
Revenue:
License and research revenue	$2,338	$5,276
Product sales and services	458	—
Other revenues	292	129

Total revenue	3,088	5,405

Costs and expenses:
Cost of products and services sold	(758)	(1,842)
Research and development	(11,540)	(9,428)
Selling, general and administrative	(2,971)	(4,779)

Total	(15,269)	(16,049)

Profit (loss) from operations	(12,181)	(10,644)

Interest income, net	435	425
Foreign exchange gain (loss)	(70)	(4)
Other income (loss)	(66)	8

Income (loss) before income taxes	(11,882)	(10,215)
Income tax benefit (expense)	(2)	—

Net income (loss)	($11,884)	($10,215)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.50)	($0.43)
Diluted earnings (loss) per share	($0.50)	($0.43)

Weighted average number of shares outstanding (in thousands) :

Basic	23,640	23,768
Diluted	23,640	23,768
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(Amounts in thousands of dollars)

	December 31,	September 30,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$1,018	$564
Marketable securities	82,756	66,015
Accounts receivable	2,583	7,176
Inventory	1,050	1,354
Prepaid expenses and other current assets	3,873	3,050
Research and development tax credit receivable short term	708	591

Total current assets	91,988	78,750

Property and equipment, net	22,317	22,376
Other assets:
Research and development tax credit receivable long term	8,950	8,979
Other long-term assets	1,096	1,157
Total other assets	10,046	10,136

Total assets	$124,351	$111,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$449	$394
Current portion of capital lease obligations	379	401
Accounts payable	11,497	6,941
Current portion of deferred revenue	182	737
Advances from customers	385	412
Accrued expenses	4,457	5,043
Other current liabilities	7,547	6,087

Total current liabilities	24,896	20,015

Long-term debt, less current portion	2,333	2,293
Capital lease obligations, less current portion	630	362
Deferred revenue, less current portion	—	183
Other long-term liabilities	9,838	16,489

Total long-term liabilities	12,801	19,327

Commitments and contingencies:	—	—
Shareholders’ equity:
Ordinary shares: 23,706,590 issued and outstanding at December 31, 2005 and 23,813,590 at September 30, 2006 (nominal value 0.122€)	3,436	3,452
Additional paid-in capital	161,120	169,591
Accumulated deficit	(75,183)	(104,527)
Accumulated other comprehensive income (loss)	(2,719)	3,404

Total shareholders’ equity	86,654	71,920

Total liabilities and shareholders’ equity	$124,351	$111,262

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cash Flows
(Unaudited)
(Amounts in thousands of dollars)

	Nine months ended September 30,
	2005	2006
Cash flows from operating activities:
Net income (loss)	($20,929)	($29,344)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,537	3,719
Gain (loss) on disposal of property and equipment	(74)	(10)
Gains on sales of marketable securities	(3,251)	(1,283)
Grants recognized in other income	—	(182)
Stock compensation expense	337	7,168
Increase (decrease) in cash from:
Accounts receivable	621	(4,329)
Inventory	252	(223)
Prepaid expenses and other current assets	181	1,089
Research and development tax credit receivable	3	578
Accounts payable	2,653	(5,304)
Deferred revenue	(1,227)	713
Accrued expenses	1,375	172
Other current liabilities	105	(1,931)
Other long-term assets and liabilities	6,234	1,122

Net cash provided by (used in) operating activities	(10,183)	(28,045)

Cash flows from investing activities:
Purchases of property and equipment	(7,699)	(2,141)
Proceeds from disposal of property and equipment	102	10
Purchase of available for sale securities	341,036	(169,599)
Proceeds from sales of available for sale securities	(338,219)	237,489
Purchase of held to maturity securities	—	(44,205)

Net cash provided by (used in) investing activities	(4,780)	21,554

Cash flows from financing activities:
Funding from partner GSK	11,372	4,977
Use of funds received from partners or relating to conditional grants	(14,159)	(363)
Proceeds from loans or conditional grant	2,277	202
Principal payments on capital lease obligations	(387)	(315)
Cash proceeds from issuance of ordinary shares and warrants	13,391	1,431

Net cash provided by financing activities	12,494	5,932

Effect of exchange rate changes on cash and cash equivalents	(516)	105
Net increase (decrease) in cash and cash equivalents	(2,985)	(454)
Cash and cash equivalents, beginning of the period	4,591	1,018

Cash and cash equivalents, end of the period	$1,606	$564

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity
(Unaudited)
(Amounts in thousands of dollars, except share data)

					Accumulated
					Other
	Ordinary Shares		Additional Paid-	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	in Capital	Deficit	Income (Loss)	Equity
Balance at January 1, 2006	23,706,590	$3,436	$161,120	($75,183)	($2,719)	$86,654

Subscription of warrants			706			706
Issuance of ordinary shares on exercise of stock -options	105,000	15	678			693
Issuance of ordinary shares on exercise of warrants	2,000	1	31			32
Stock-based compensation cost			7,056			7,056
Net income				(29,344)		(29,344)
Translation adjustment					6,123	6,123

Comprehensive income						($23,221)

Balance at September 30, 2006	23,813,590	$3,452	$169,591	($104,527)	$3,404	$71,920

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
     2.1 License research and consulting agreements.
     In accordance with the license agreement signed with GlaxoSmithKline in March 2003 and supply agreement signed in December 2004, the Company recognized research and development revenues of $ 8,978,000 and licensing fees of $ 3,179,000 for the first nine months of 2006.
     In accordance with the development and evaluation agreement signed with a new partner in 2006, the Company recognized research and development revenues of $ 1,718,000 and licensing fees of $ 385,000 for the first nine months of 2006.
     2.2 Other revenues.
     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $ 595,000 corresponding to the royalties for the nine-month period ended September 30, 2006.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

	December	September
(In thousands of U.S. dollars)	31, 2005	30, 2006
Raw materials	1,083	1,415
Finished goods	40
Provision for inventory obsolescence	(73)	(61)

Inventories, net	1,050	1,354

     4. SHAREHOLDERS’ EQUITY
     During the nine-month period ended September 30, 2006, as a result of exercises of stock options, the Company issued 105,000 ordinary shares, nominal value €0.122 per share.
     During the nine-month period ended September 30, 2006, as a result of exercises of warrants, the Company issued 2,000 ordinary shares, nominal value €0.122 per share.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the nine-month period ended September 30, 2006, 181,000 options were granted to new employees and senior employees with a four year vesting period
     During the nine-month period ended September 30, 2006, 365,000 warrants were subscribed by directors.
     Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB No. 25, “ Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with a fixed exercise price at least equal to the fair market value of the Company’s common stock at the date of grant. Conversely, when the exercise price for accounting purposes was below fair market value of the Company’s common stock at the date of grant, a non-cash charge to compensation expense was recorded ratably over the term of the option vesting period, in an amount equal to the difference between the value calculated using the exercise price and the fair market value. These grants resulted in the recording of deferred compensation.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based Compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted in the first three quarters 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions :

Three months ended
September 30, 2006
Risk-free interest rate	4.99%
Dividend yield	—
Expected volatility	54%
Expected term	2.56
Forfeiture rate	5%
     Net income before and after stock-based compensation is as follows :

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands except per share data)	2005	2006	2005	2006
Net loss	(11,884)	(10,215)	(20,929)	(29,344)

Net loss per share
Basic	($0.50)	($0.43)	($0.89)	($1.23)
Diluted	($0.50)	($0.43)	($0.89)	($1.23)

Number of shares used for computing
Basic	23,640	23,768	23,640	23,768
Diluted	23,640	23,768	23,640	23,768

Stock-based compensation (FAS123R)
Cost of products and services sold		36		96
Research and development		1,018		2,685
Selling, General and administrative		1,747		4,387

Total	—	2,801	—	7,168

Net income (loss) before stock-based compensation	(11,884)	(7,414)	(20,929)	(22,176)

Net income (loss) before stock-based compensation per share
Basic	($0.50)	($0.31)	($0.89)	($0.93)
Diluted	($0.50)	($0.31)	($0.89)	($0.93)

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	our products and product candidates may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our products and product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our product candidates;

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, including those set forth in ‘Risk Factors’ describe factors, among others, that could contribute to or cause such differences.

Results of Operations
     For the first nine months of 2006, Flamel reported total revenues of $15.2 million compared to $17.3 million for the first nine months of 2005. Revenues increased from $3.0 million for the three months ended September 30, 2005 to $5.4 million for the three months ended September 30, 2006.
     License and research revenues for the nine months ended September 30, 2006 of $14.7 million included two milestone payments for a total amount of $3.0 million received from GlaxoSmithKline. As a result of the recent FDA approval of COREG CR extended release capsule, Flamel will receive another milestone payment of $3.0 million to be recognized and paid in the fourth quarter of 2006. License and research revenues in the nine-month period ended September 30, 2005 amounted to $15.1 million.
     Other revenues for the nine months ended September 30, 2006 consisted of royalties.
     Operational expenses were $45.6 million for the nine months ended September 30, 2006, versus $47 million in the year-ago nine month period. The 2006 costs and expenses include $7.2 million of options-related expense in accordance with the Company’s first implementation of SFAS 123R; expenses before accounting for options would have totaled $38.4 million.
     Costs and expenses of research and development were $27.9 million, compared to $37.6 million in the year-ago period. This decrease in comparable year over year numbers is a result of the Company’s ongoing strategy to maintain a disciplined cost structure while continuing to invest in its core technology platforms. 2006 R&D costs and expenses for the first nine months included options-related expenses of $2.7 million. Flamel employed more than 276 employees over the first nine months of 2006, compared to 246 employees in 2005
     Costs of goods and services sold were $4.9 million, including $0.1 million in options-related expense. These costs are linked with the expenses incurred by the Company for future supply to GlaxoSmithKline pursuant to our supply agreement, including ramp up of the Company’s manufacturing activities relating to COREG CR, which received FDA approval for treatment of three cardiovascular conditions on October 20, 2006.
     SG&A expense of $12.8 million included option-related expense of $4.4 million, as compared to 2005 first nine months SG&A of $7.4 million.
     Net loss for the first nine months was ($29.3) million, compared to net loss of ($20.9) million in the first nine months of 2005. Net loss per share (basic) for the first nine months of 2006 was ($1.23), compared to net loss per share in the year-ago period of ($0.89).
     Liquidity and Capital Resources
     On September 30, 2006 the Company had $66.6 million in cash, cash equivalents and marketable securities, compared to $69.1 million on June 30, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: December 7, 2006	By:	/s/ Stephen Willard
	Name:	Stephen Willard
	Title:	Chief Executive Officer